DEMAND POOLING, INC.

12720 Hillcrest Road, Suite 1060

Dallas, TX 75230

August 29, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Demand Pooling, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 17, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 14, 2013
File No. 0-53394

Ladies and Gentlemen:

We write in response to the comment letter dated August 27, 2013 (the Comment Letter”), from the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Richard Aland, the Chief Executive Officer of Demand Pooling, Inc. (“we” or the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as amended on August 15, 2013 and August 27, 2013 (“Form 10-K/A”), and Form 10-Q for the quarterly period ended March 31, 2013 as amended on August 15, 2013 and August 27, 2013 (“Form 10-Q/A”).

We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Comment Letter. Where applicable, the revised pages or sections of the Form 10-K/A and Form 10-Q/A have been referenced.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 31 and 32

1. We have reviewed your responses to the comments from our letter dated August 6, 2013. We note that the Form 10-K/A and Form 10-Q/A filed on August 15, 2013 do not include currently dated Section 302 and 906 certifications. Please amend these filings to provide revised certifications. Refer to the guidance on amending filings contained in Rule 12b-15 of the Exchange Act of 1934.

COMPANY RESPONSE:

It is respectfully noted that the Form 10-K/A and Form 10-Q/A have been amended to include currently signed and dated Sections 302 and 906 certifications, which were unintentionally not currently updated in our Amendment No. 1 in (a) Exhibit 31.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, As Amended, (b) Exhibit 31.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, As Amended, and (c) Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-388-1973 or our Securities Counsel, Richard G. Satin, Esq., Meyer, Suozzi, English & Klein, P.C., 1350 Broadway, Suite 501, New York, New York 10018.

Very truly yours,

Demand Pooling, Inc.

By:	/s/ Richard Aland
Richard Aland
Chief Executive Officer

cc: Richard G. Satin, Esq.

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